

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68988



15049730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/2014___ AND ENDING ___12/31/2014___
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　Fenix Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street - 20th Floor
_____
(No. and Street)

New York　　　　　　New York　　　　　　10005
_____
(City)　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael O. Brown　　　　　　　　　　　　　　　(404) 303-8840
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
_____
(Name – if individual, state last, first, middle name)

5251 S. Quebec Street, Suite 200　　Greenwood Village　　CO　　80111
_____
(Address)　　　　　　　　(City)　　　　　　(State)　　　(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2015
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Michael O. Brown_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Fenix Securities, LLC_____ , as

of ___December 31_____ , 20 _14____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____ *NONE* _____

_____

_____

Signature

Financial and Operational Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Fenix Securities, LLC

We have audited the accompanying financial statements of Fenix Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.



The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Greenwood Village, Colorado
February 25, 2015

FENIX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash (Note 1)	$	3,498
Clearing deposits		339,514
Due from clearing brokers		85,184
Other assets		1,417
	$	**429,613**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Commissions payable	$	94,900
Accrued expenses		8,500
Total liabilities		103,400

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

MEMBERS' EQUITY (Note 2)   326,213

	$	**429,613**

The accompanying notes are an integral part of this statement.